Exhibit 99.5

One Shell Square	822 Harding Street	1001 Fannin Street
701 Poydras Street, Suite 5000	Post Office Box 52008	Suite 1800
New Orleans, LA 70139	Lafayette, LA 70505	Houston, TX 77002
(504) 581-7979 Main	(337) 232-7424 Main	(713) 651-2900 Main
(504) 556-4108 Fax	(337) 267-2399 Fax	(713) 651-2908 Fax

www.Liskow.com
July 30, 2015	John C. Anjier	Direct: (504) 556-4177
jcanjier@liskow.com

Via E-Mail and Federal Express

Jayne L. Rothman, Esq.

General Counsel

EPIQ SYSTEMS, INC.

501 Kansas Avenue

Kansas City, Kansas 66105

Re: St. Denis J. Villere & Company, L.L.C.

Termination of Director Appointment Agreement dated November 1, 2014

Dear Ms. Rothman:

St. Denis J. Villere & Company, L.L.C. hereby terminates the Director Appointment Agreement dated November 1, 2014 in accordance with Section 2(c).

Sincerely,

John C. Anjier

JCA/eaf

cc:	Kevin L. Robert
Richard W. Porter, P.C. (via e-mail)
Robert M. Hayward, P.C. (via e-mail)